

September 18, 2024

Greg Campbell
Executive Chairman
Sacks Parente Golf, Inc.
551 Calle San Pablo
Camarillo, California 93012

> **Re: Sacks Parente Golf, Inc.**
> **Response to Comment Letter Dated September 16, 2024**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-281644**

Dear Greg Campbell:

We have reviewed your supplemental response and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Response submitted on September 17, 2024

General

1. We note your response submitted on September 17, 2024. Please amend the referenced Form 8-Ks to reflect the accurate date of the events that gave rise to the reporting obligation.

Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Ficksman